EXHIBIT (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the

Six Months Ended July 29, 2000 and July 31, 1999

and for the Five Years Ended January 29, 2000

(Millions of Dollars)

	Six Months Ended		Fiscal Year Ended
	Jul. 29, 2000	Jul. 31, 1999	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998	Feb. 1, 1997	Feb. 3, 1996
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary charges	$496	$422	$1,185	$962	$802	$474	$311
Income taxes	311	269	751	594	524	309	190

Total earnings before extraordinary charges	807	691	1,936	1,556	1,326	783	501

Fixed charges:
Interest expense	215	202	415	421	437	464	461
Interest portion of rental expense	35	33	69	63	59	59	59

Total fixed charges	250	235	484	484	496	523	520

Less:
Capitalized interest	(14)	(9)	(16)	(16)	(16)	(16)	(14)

Fixed charges in earnings	236	226	468	468	480	507	506

Earnings available for fixed charges	$1,043	$917	$2,404	$2,024	$1,806	$1,290	$1,007

Ratio of earnings before extraordinary charges to fixed charges	4.18	3.91	4.96	4.18	3.65	2.46	1.94

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$250	$235	$484	$484	$496	$523	$520
Dividends on preferred stock (pre-tax basis)	—	15	29	32	35	37	37

Total fixed charges and preferred stock dividends	250	250	513	516	531	560	557

Earnings available for fixed charges and preferred stock dividends	$1,043	$917	$2,404	$2,024	$1,806	$1,290	$1,007

Ratio of earnings before extraordinary charges to fixed charges and preferred stock dividends	4.18	3.67	4.69	3.92	3.40	2.30	1.81